UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-3 (File No. 333-233852) of China Natural Resources, Inc. (the “Company”), (ii) the Registration Statement on Form F-3 (File No. 333-252895) of the Company, and (iii) the Registration Statement on Form S-8 (File No. 333-266219) of the Company, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Nasdaq Minimum Bid Price Compliance Period Extension

On October 25, 2022, the Nasdaq Capital Market (“Nasdaq”) granted the Company an additional 180 calendar days, or until April 24, 2023, to regain compliance with the $1.00 per share minimum requirement for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”).

As previously reported, on April 27, 2022, the Company received a notification letter (the “Notice”) from Nasdaq advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s common shares had closed below the $1.00 per share minimum requirement for continued listing on Nasdaq pursuant to the Bid Price Requirement. The Company was provided 180 calendar days, or until October 24, 2022, to regain compliance with the Bid Price Requirement. The Company was unable to regain compliance with the Bid Price Requirement by October 24, 2022. Nasdaq’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, with the exception of the Bid Price Requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive trading days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options. There can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on Nasdaq.

The Notice has no effect on the listing of the Company’s common shares at this time and the Company’s common shares will continue to trade on Nasdaq under the symbol “CHNR”.

On October 26, 2022, the Company issued a press release discussing the receipt of the extension notice, which is filed as Exhibit 15.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
15.1	Press release dated October 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 26, 2022	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer